July 20, 2015

VIA EDGAR
Maryse Mills-Apenteng Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	COPsync, Inc. Preliminary Information Statement on Schedule 14C Filed on July 7, 2015 File No. 000-53705

Dear Ms. Mills-Apenteng:

We are filing this letter on behalf of COPsync, Inc. (the “Company”) in connection with the filing of the Company’s Preliminary Information Statement on Schedule 14C  (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2015.  The Company received a letter, dated July 15, 2015 from the staff of the Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter.  Capitalized terms used but not defined herein are given the meaning ascribed to them in the Information Statement.  In order to facilitate your review, we have repeated the comment from the Comment Letter in its entirety in italics.

General

1.
Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, it appears that the majority of the consenting shareholders hold less than 1% each of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, you may consider filing a preliminary proxy statement on Schedule 14A.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

Response:

The corporate actions discussed in the Information Statement were approved by the Company’s directors, who are also stockholders.  The other individuals listed as Consenting Stockholders are immediate family members of the directors, and one officer of the Company, who is an insider, all of whom were familiar with the actions to be taken by the Board at the meeting.  Below is a chart listing the Consenting Stockholders, the percentage of potential votes that each stockholder represented and their respective relationships with the Company’s directors.

Consenting Stockholder	Percentage of Potential Votes(1)		Relationship to the Company
Russell D. Chaney	14.98%		Director
Shane Rapp	4.99%		Director
RSIV, LLC	25.40	%(2)	The only members of this entity are Russell D. Chaney and Shane Rapp, both of whom are directors of the Company
Ronald Woessner	0.67%		Director and Chief Executive Officer
Joseph Alosa, Sr.	0.67%		Director
824 Highway 3 Investments, L.P.	2.51%
Robert Harris, a director of the Company, is the Managing General Partner of this entity.  Mr. Harris, in his sole discretion as Managing General Partner, consented to the corporate actions on behalf of this entity.

Carol Alosa	0.17%		Wife of Joseph, Alosa, Sr., a director of the Company
Joseph Alosa, Jr.	0.17%		Adult son of Joseph, Alosa, Sr., a director of the Company
Denise Alosa	0.03%		Adult daughter of Joseph, Alosa, Sr., a director of the Company
Mary Beth Alosa	0.03%		Adult daughter of Joseph, Alosa, Sr., a director of the Company
Jennifer Alosa	0.03%		Adult daughter-in-law of Joseph, Alosa, Sr., a director of the Company.
Calvin and Carroll Chaney	0.36%
Calvin Chaney is the adult son of Russell D. Chaney, a director of the Company.  Calvin is a former shareholder of PostInk Technology, L.P., the Company’s predecessor-in-interest.  Carroll is Calvin’s wife and Russell’s daughter-in-law.

Dr. Andrew Cilia	0.79%		Vice President of Engineering of the Company

(1)	Percentages calculated based on 299,058,919 votes that the holders of our capital stock were entitled to cast on the date of the consent.

(2)	RSIV, LLC voted 100,000 shares of our Series A Preferred Stock, which represented 75,000,000 votes, or 25.08% of the potential outstanding votes.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

The Company did not solicit any consents and the Company’s Board of Directors did not authorize anyone to solicit consents on behalf of the Company.  The Company’s directors, who are also stockholders, consented to the actions they approved as directors and, in the case of Messrs. Alosa, Sr. and Chaney, as stockholders, they directed their immediate family members to consent to the actions.

Dr. Cilia, the Company’s Vice President of Engineering, is an insider that reports directly to Mr. Woessner, the Company’s Chief Executive Officer and a director, and attends weekly meetings of senior management where the actions taken by the Board had been confidentiality discussed on several occasions prior to the Board meeting. As an officer of the Company, Dr. Cilia possesses technical and substantial insider knowledge of the Company and its activities, operations and performance.  Additionally, because the Company is a smaller company with only approximately 35 employees, he has substantial knowledge and insight into the Company’s operations.  Accordingly, Dr. Cilia had sufficient knowledge about the Company to give his informed written consent regarding these corporate actions of which he was aware.  Further, Dr. Cilia is sophisticated and comprehends the mechanics of the actions taken by the Board and believes that approving the corporate actions will benefit the Company and its stockholders.

Dr. Cilia was contacted by Maria Fernandez, the Company’s Corporate Legal Counsel, prior to the Board meeting authorizing the corporate actions to inform him that his consent may be needed to approve the actions authorized by the Board at the meeting.  Dr. Cilia was familiar with the actions to be taken by the Board from his weekly senior management meetings with Mr. Woessner and he indicated to Ms. Fernandez his interest in consenting to these actions.  Dr. Cilia’s shares are held in an account for which Merrill Lynch acts as custodian.  Following the approval of the actions by the Company’s Board of Directors, Dr. Cilia received approval from Merrill Lynch to consent in favor of the corporate actions, and did so.  The Company does not believe that Dr. Cilia was solicited as such term is defined in Rule 14a-1(1) of the Exchange Act since he was already aware of the actions to be taken by the Board.  Further Dr. Cilia is a company insider and has access to the type of information that a proxy statement would provide.

Ms. Fernandez, in a ministerial capacity, collected the signatures from the Consenting Stockholders.  Ms. Fernandez did not solicit consents but merely coordinated the gathering of signatures from such directors.  Besides Dr. Cilia, Ms. Fernandez contacted Carol Alosa to check on the status of the executed signature pages from her and her children.  Any contact by Ms. Fernandez with Carol Alosa occurred after Mrs. Alosa had decided to consent to the corporate actions and she was acting solely in a ministerial capacity.  Further, Russell D. Chaney personally contacted Calvin and Carroll Chaney to coordinate the receipt of their consent.  Ms. Fernandez did not have any contact with Calvin or Carroll Chaney regarding their consent.  Besides these limited contacts from Ms. Fernandez, there was no other contact between the Company and the Consenting Stockholders.

As defined under Rule 14a-1(l) promulgated under the Securities Exchange Act of 1934, as amended, the terms “solicit” and “solicitation” are defined to mean: (i) any request for a proxy, whether or not accompanied by or included in a form of proxy; (ii) any request to execute or not to execute, or to revoke, a proxy; or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement , withholding or revocation of a proxy.  Notably, pursuant to Rule 14a-1(l)(2)(iii), any ministerial acts on behalf of a person soliciting a proxy do not amount to a solicitation.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

As discussed above, many of the Company’s directors, or entities controlled by such directors, took it upon themselves to consent to the corporate actions.  Further, while some of these directors in their capacity as stockholders contacted immediate family members regarding the corporate actions, the Company did not take part in these discussions and in many cases the family members were familiar with the actions that were taken by the Board due to confidential conversations they had with their immediate family members.  Ms. Fernandez is the only individual representing the Company that coordinated obtaining signature pages from the Consenting Stockholders.  However, Ms. Fernandez’s actions merely amounted to ministerial acts, as she simply compiled executed signature pages and did not solicit a consent from anyone, nor did she at any point inquire into the intentions of any of the Consenting Stockholders.

For the foregoing reasons, we do not believe that the Company engaged in a solicitation of consents and, as a result, we respectfully submit that the use of an Information Statement on Schedule 14C was the appropriate form of communicating the corporate actions to the Company’s stockholders.

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses,   or need additional information, please do not hesitate to call me at (585) 231-1248.

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean
Alexander R. McClean
DIRECT DIAL:  585.231.1248
EMAIL: AMCCLEAN@HSELAW.COM

Cc:           Ronald A. Woessner

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny